PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, October 22, 2003

CAMBIOR ANNOUNCES SHAFT DEEPENING AT THE MOUSKA MINE AND
EXTENSION OF THE CURRENT COLLECTIVE AGREEMENT

Cambior is pleased to announce the deepening of the internal shaft at the Mouska mine, located near Rouyn-Noranda in northwestern Quebec and adjacent to the Doyon mine. The internal shaft will be deepened by 210 meters to reach a total depth of 880 meters to allow access to high grade mineralized zones on three additional levels. The total investment will be approximately Cdn $11 million and will be incurred during 2004 and the first half of 2005. This investment also includes lateral and vertical development work as well as the establishment of related shaft infrastructure. Shaft deepening work will require a 10-month production shutdown, scheduled from January to October 2004, inclusively, since current infrastructure will not allow for the simultaneous hoisting of ore and shaft deepening work.

This decision follows the results of a significant drilling program which began in 2002 and allowed the confirmation of the extension at depth of lenses 40, 50 and 50 South. The Mouska mine has been in operation since 1991 and has produced 483,000 ounces of gold to date, including 293,000 ounces from the 40, 50 and 50 South lenses.

Mineral Reserves and Resources

The shaft deepening will allow access to the following probable mineral reserves and inferred mineral resources:

	Tonnes	Grade g Au/t	Ounces of gold contained
Below level 11 *(with shaft deepening)*			
Probable Reserves	142,000	15.4	70,300
Inferred Resources	173,000	14.6	81,100

Collective Agreement

In addition, the Mouska mine is pleased to announce the signing of an extension of the current collective agreement with its employees affiliated with the United Steelworkers of America from October 2004 to October 17, 2007. Both management and the employees are proud of this new employment contract which demonstrates the commitment of all parties towards the success of the Mouska mine.

Louis P. Gignac, President and Chief Executive Officer of Cambior, stated "the drilling program at depth generated positive results and confirmed the extension of the high grade 40, 50 and 50 South lenses on three additional level. The shaft deepening will extend the mine life by three years, maintain the employment of 125 employees in the region and allow the continuation of exploration work on the western portion of the Doyon property. In addition, the extension of the collective agreement prior to its expiry clearly demontrates our employees' commitment to the success of their mine."

Qualified Persons[1]

The mineral reserve and resource estimates were calculated by the technical personnel of the Mouska mine, under the supervision of Mr. Pierre Lévesque, Chief Geologist, and Mr. Patrick Sévigny, P. Eng., Chief Engineer of the Mouska mine. Both Messrs. Lévesque and Sévigny are qualified persons employed by Cambior.

Results were subjected to a quality control program. This program includes rigorous control and a program of duplicate core sample assays from the mineralized zones by an independent laboratory, as well as the use of control samples. To date, all the results from the samples assayed by ALS Chemex-Chimitec Val d'Or Laboratory were corroborated by re-assaying by the Doyon mine laboratory. Both laboratories use the fire assay technique followed by the atomic absorption method or gravimetric analysis, as per industry standards.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as "mineral resources," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F. A copy of the 2002 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants trade on the TSX.

This press release contains certain "forward-looking statements", including, but not limited to the shaft deepening work, the time required to complete the shaft deepening and the schedule, capital expenditures and the mineral reserve and resource estimates of the Company. Forward-looking statements involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, uncertainties as to calculation of mineral reserves, risks of

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[1] A qualified person, as defined by National Instrument 43-101, is an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.

delays in construction and other risks, set forth in Cambior's 2002 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

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For additional information, please contact:
CAMBIOR INC.

Robert LaVallière	Patrick Godin, P. Eng.
Manager – Investor Relations	Manager – Mouska Mine
Tel. : (450) 677-2699	Tel.: (819) 759-3664
Fax : (450) 677-3382	Fax: (819) 759-3665

E-mail: info@cambior.com
Website: www.cambior.com
PR-2003-39

CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ



5000 E
5200 E
5400 E
5600 E
5800 E
6000 E
6200 E
1.2 km
Level 5
Level 6
Level 7
Level 8
Level 9
Level 10
Level 11
Level 12
Level 13
Level 14
-400m
-600m
-800m
Zone 40
Zone 50
Zone 50 South
Planned Infrastructure and Development
Shaft and Lateral Drifts
Ore Passes
Waste Passes
Ventilation Raise
Reserves and Resources
Proven Reserves
Probable Reserves
Inferred Reserves

Mouska Mine
Shaft Deepening Project